Exhibit 99.1

www.srtelecom.com

News Release

Source:
SR Telecom	MaisonBrison
Serge Fortin, President and CEO	Rick Leckner
Tel.: (514) 335-2429, Ext. 4613	Tel.: (514) 731-0000

SR Telecom’s Wins U.S.$5.5 Million in New Orders for symmetryONE in Spain
Telefónica to use symmetryONE to expand rural and suburban footprint

MONTREAL, August 14, 2006 - SR TelecomTM Inc. (TSX: SRX), the leading provider of licensed OFDM solutions, today announced that it has received new orders from Telefónica of Spain for U.S.$5.5 million of symmetryONE base stations and subscriber stations. Through its partnership with Siemens in Spain, SR Telecom has now received orders from Telefónica for 110 base stations and over 10,000 subscriber stations this year alone. The total value of these orders is over U.S.$10 million and all of these orders will be delivered in 2006.

Telefónica is a leading international telecommunications operator and has previously purchased more than two hundred symmetryONE base stations and over twenty five thousand subscriber stations from SR Telecom. This equipment delivers high quality voice and high-speed data to rural and suburban areas throughout Spain. Telefonica has the world’s largest OFDM deployment delivering carrier-class voice and broadband data.

The powerful and flexible architecture of the symmetryONE platform supports Telefónica’s immediate initiative to expand their fixed service market presence and ensures investment protection by empowering the deployment of WiMAX services from this platform.

“SR Telecom has a strong partnership with Telefónica, and we are proud to continue supporting their wireless initiatives”, said Serge Fortin, President and CEO of SR Telecom. “SR Telecom has been providing advanced data and voice solutions to service providers for the past 25 years. Our symmetryONE platform provides Telefónica with the carrier-class technologies and management capabilities required for the deployment of reliable fixed wireless services.”

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 120 countries, connecting nearly two million people.

SR Telecom provides WiMAX solutions for voice, data and Internet access applications with its new symmetryMXTM technology and WiMAX-ready solutions with symmetryONE. SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative, which promotes the deployment of broadband wireless access networks using a global standard that is being certified for interoperability of products and technologies. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783